FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Presentation Telefónica Digital - Closing presentation	3

Closing presentation: Have your perspective changed?Mr. Matthew Key

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, cts”, “anticipates”, in some instances, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telef?ica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telef?ica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telef?ica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

TDigital success requires Are there clear Are there Will shifts in customer needs with value chains create opportunities? digital solutions? new opportunities? Can we capture Do we have differentiated Do we have the right the value? assets? approach and mind-set? Does it have How material Are our progress proof is the upside for points reflected in a material impact? Telefónica? forecasts?

Are there clear opportunities? ...Yes Are there customer & social needs Will shifts in value chains ith digital solutions? create new opportunities? Large proportion of LATAM ‘ unbanked’ On mobile, Ad spend lags Clear social needs behind time spent Value shifting Room capability to grow Spend Time Bill queues Social funds Cash collection Chronic conditions challenging M2M shifting value and government budgets transforming multiple sectors M2M 2011 US Ad Spend vs. Consumer Time Spent by Medi

Do we have differentiated assets? Connecting people ??Telco assets are at the heart of the Digital world Differentiated assets ??Physical + online distribution??Existing billing relationships ??Customer knowledge ??Control of smartphone sales??Strong B2B relationships Global LATAM Eur. MEA Asia Do we have the right approach and mind-set? Digital Organisation ??Focused & integrated organisation??Long term, product focused ??Flexible, challenger culture ???External talent hires ??Global platforms ??Win-win partnerships Agile / Beta mindset Open & Innovative Can we capture the value? ...Yes

Does it have a material impact? ...Yes

How material are the Digital upsides for Telefónica ?


~20%
CAGR
~€5 Bn*
€2.4 Bn*
2011
2015

…plus benefits to core business e.g. loyalty, customer value…

Do we have progress proof points?

We are only 9 months old, but already…

- Top 4 M2M market, cumulative contract wins €437 M
- Core Comms innovation, agile development & Tu Me launch
- Mobile security in Brazil, 675k users in 9 months
- UK advertising momentum
- Establishing Firefox OS

* According to guidance criteria

6

Telefónica

Summary ???We have … …a clear market opportunity …the right assets to capture …a differential approach …a material upside ?All we need to do now is keep on delivering ! ?We are already taking Telefónica beyond connectivity 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 5th, 2012	By:	/s/ Ramiro Sánchez de Lerín García -Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors